UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Esports Entertainment Group, Inc.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	29667K108

1	Names of Reporting Persons VG-SPV, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only

4	Citizenship or Place of Organization State of Colorado

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 6,295,280

	6	Shared Voting Power

	7	Sole Dispositive Power 6,295,280

	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,961,947

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
[ ]
11	Percent of Class Represented by Amount in Row (9) 9.785%

12	Type of Reporting Person (See Instructions) OO

CUSIP No.

1	Names of Reporting Persons

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ] (b) [ ]
3	SEC Use Only

4	Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power

	7	Sole Dispositive Power
0
	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
[ ]
11	Percent of Class Represented by Amount in Row (9)

12	Type of Reporting Person (See Instructions)

Item 1.

(a)	Name of Issuer: Esports Entertainment Group, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 170 Pater House, Psaila Street Birkirkara, Malta, BKR 9077

Item 2.

(a)	Name of Person Filing: VG-SPV, LLC, a Colorado limited liability company

(b)	Address of Principal Business Office or, if none, Residence: 6400 South Fiddlers Green Circle, Suite 525,

(c)	Citizenship: State of Colorado

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 29667K108

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c).

Not Applicable

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 8,961,947

(b)	Percent of class: 9.7855%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 6,295,280

(ii)	Shared power to vote or to direct the vote:

(iii)	Sole power to dispose or to direct the disposition of: 6,295,280

(iv)	Shared power to dispose or to direct the disposition of:

VG SPV, LLC owns 6,295,280 shares of Esports Entertainment Group, Inc. (“Esports”) and holds warrants to acquire 2,666,667 shares of Esports common stock.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Item 8. Identification and Classification of Members of the Group

Item 9. Notice of Dissolution of Group

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

First Capital Ventures, LLC
As the Manager of VG SPV, LLC

Date: January 24, 2020	By:	/s/ Gary J. Graham
Managing Member of First Capital Ventures, LLC

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)